UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-14544

Grupo Imsa, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Ave. Batallón de San Patricio No. 111,

Piso 26 Fracc. Valle Oriente,

San Pedro, Garza García, N.L. Mexico

Zip Code: 05-66269

(+5281) 8153-8300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common or ordinary shares, without par value*

(Title of each class of securities covered by this Form)

*  Pursuant to a recapitalization of the registrant in June 2006, the common or ordinary shares replaced the Series B shares and Series C shares that constituted the Equity Units that were registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 in connection with the registration of American Depositary Shares. The deposit agreement, under which American Depositary Receipts evidencing such American Depositary Shares were issued, was terminated in April 2005.

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☒	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 63

Pursuant to the requirements of the Securities Exchange Act of 1934, Grupo Imsa, S.A. de C.V. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GRUPO IMSA S.A. DE C.V.

Date: June 28, 2006	By:	/s/ Enrique González González
Name: Enrique González González
Title: General Counsel